                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 AMENDMENT NO. 2
                                       TO
                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             POLYMEDICA CORPORATION
                       (Name of Subject Company (issuer))

                       POLYMEDICA CORPORATION, AS OFFEROR
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                    AND THE ASSOCIATED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                    731738100
                      (CUSIP Number of Class of Securities)
                                 ---------------

                                DEVIN J. ANDERSON
                          GENERAL COUNSEL AND SECRETARY
                             POLYMEDICA CORPORATION
                                 11 STATE STREET
                                WOBURN, MA 01801
                                 (781) 933-2020
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
                                 ---------------

                                   COPIES TO:

                              STEVEN M. PECK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 FEDERAL STREET, 34TH FLOOR
                                BOSTON, MA 02110
                                 (617) 772-8300

                           CALCULATION OF FILING FEE:
        Transaction Valuation(1)                  Amount of Filing Fee(2)
                           --------------------------
              $150,000,000                                 $17,655
                           --------------------------



(1) Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,316,546 shares of common stock at the maximum tender offer price of $37.50 per Share.


(2) The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $17,655
     Form or Registration No.:  Schedule TO
     Filing Party:  PolyMedica Corporation
     Date Filed:  May 26, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:

           [ ]   third-party tender offer subject to Rule 14d-1.

           [X]    issuer tender offer subject to Rule 13e-4.

           [ ]    going-private transaction subject to Rule 13e-3.

           [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

--------------------------------------------------------------------------------


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


     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by PolyMedica Corporation (the "Company") on May 26, 2005, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement filed with the Commission on June 13, 2005 (the "Schedule TO") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with the Company's offer to purchase shares of its outstanding common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002, with an aggregate purchase price of up to $150 million, on the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibit (a)(1)(i) and Exhibit (a)(1)(ii) to the Schedule TO, respectively. This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 2 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 11. ADDITIONAL INFORMATION

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     (b)(i) On June 24, 2005, the Company announced the extension of the expiration date of the tender offer, an increase in the purchase price and a decrease in the number of shares subject to the tender offer. The Company has extended the expiration date of the tender offer from 12:00 midnight, New York City time, on Thursday, June 23, 2005 to 12:00 midnight, New York City time, on Friday, July 8, 2005, has increased the price at which shareholders may tender their shares such that shareholders may now tender their shares for purchase by the Company at a price not in excess of $37.50 nor less than $34.75 per share, net to the seller, in cash, without interest, and has decreased the number of shares subject to the tender offer to 4,316,546.

     The Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery, Letter to Clients, Letter to Brokers, and Letter to Shareholders, which were previously filed with the Schedule TO as Exhibits (a)(1)(i),
(a)(1)(ii), (a)(1)(iii), (a)(1)(iv), (a)(1)(v), and (a)(1)(vi), respectively, are being amended and/or supplemented or superceded by the documents filed herewith as Exhibits (a)(1)(viii), (a)(1)(ix), (a)(1)(x), (a)(1)(xi),
(a)(1)(xii), and (a)(1)(xiii), respectively.

     (b)(ii) On June 24, 2005, PolyMedica issued a press release announcing the extension of the expiration date of the tender offer, an increase in the purchase price and a decrease in the number of shares subject to the tender offer. A copy of this press release is filed as Exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (a)(1)(viii) Supplement to the Offer to Purchase, dated June 24, 2005.

     (a)(1)(ix) Form of Amended Letter of Transmittal.

     (a)(1)(x) Amended Notice of Guaranteed Delivery.

     (a)(1)(xi) Form of Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2005.

     (a)(1)(xii) Form of Amended Letter to Brokers, Dealers and Commercial Banks, Trust Companies and Other Nominees, dated June 24, 2005.

     (a)(1)(xiii) Amended Letter to Shareholders from the Chief Executive Officer of the Company, dated June 24, 2005.

     (a)(5)(ii) Press Release, dated June 24, 2005 (announcing the extension of the expiration date of the tender offer, an increase in the purchase price and decrease in the number of shares subject to the tender offer).

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.


                                            POLYMEDICA CORPORATION

                                               /s/ Devin J. Anderson
                                           -------------------------------------
                                           Name:   Devin J. Anderson
                                           Title:  General Counsel and Secretary

Date: June 24, 2005

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER         DESCRIPTION
  -------        -----------


(a)(1)(i)        Offer to Purchase, dated May 26, 2005.*

(a)(1)(ii)       Form of Letter of Transmittal.*

(a)(1)(iii)      Notice of Guaranteed Delivery.*

(a)(1)(iv)       Form of Letter to Clients.*

(a)(1)(v)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                 Companies and other Nominees.*

(a)(1)(vi)       Letter to Shareholders from the Chief Executive Officer of the
                 Company, dated May 26, 2005.*

(a)(1)(vii) Form of Notice to Holders of Vested Options to Purchase Shares of the Company's Common Stock.*

(a)(1)(viii)     Supplement to the Offer to Purchase dated, June 24, 2005.**

(a)(1)(ix)       Form of Amended Letter of Transmittal.**

(a)(1)(x)        Amended Notice of Guaranteed Delivery.**

(a)(1)(xi)       Form of Amended Letter to Clients for use by Brokers, Dealers,
                 Commercial Banks, Trust Companies and Other Nominees, dated
                 June 24, 2005.**

(a)(1)(xii)      Form of Amended Letter to Brokers, Dealers, Commercial Banks,
                 Trust Companies and Other Nominees dated, June 24, 2005.**

(a)(1)(xiii)     Amended Letter to Shareholders from the Chief Executive
                 Officer of the Company, dated June 24, 2005.**

(a)(2)           None.

(a)(3)           Not applicable.

(a)(4)           Not applicable.

(a)(5)(i)        Form of summary advertisement dated May 26, 2005.*

(a)(5)(ii) Press Release, dated June 24, 2005 (announcing the extension of the expiration date of the tender offer, an increase in the purchase price and decrease in the number of shares subject to the tender offer).**

(b)(1)           Credit Agreement, dated April 12, 2005, between PolyMedica
                 Corporation and Bank of America, N.A., Wachovia Bank, National
                 Association, Citizens Bank of Massachusetts, Banc of America
                 Securities LLC and Wachovia Capital Markets, LLC, incorporated by reference to the Company's Current Report on Form 8-K filed
                 April 18, 2005.

(b)(2)           Credit Agreement Supplement and Amendment, dated as of May 24,
                 2005.*

(d)(1) PolyMedica Corporation 1990 Stock Option Plan, as amended, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

  EXHIBIT
  NUMBER         DESCRIPTION
  -------        -----------

(d)(2) PolyMedica Corporation 1992 Directors' Stock Option Plan, as amended, incorporated herein by reference to the Company's
                 Annual Report on Form 10-K for the year ended March 31, 1994.

(d)(3) PolyMedica Corporation 1998 Stock Incentive Compensation Plan, as amended.*

(d)(4) PolyMedica Corporation 2000 Stock Incentive Plan, as amended, incorporated herein by reference to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended September 30, 2004.

(d)(5) PolyMedica Corporation 1992 Employee Stock Purchase Plan, as amended, incorporated herein by reference to the Company's
                 Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

(d)(6) PolyMedica Corporation 2001 Employee Stock Purchase Plan, as amended.*

(d)(7)           Rights Agreement, between the Company and Equiserve Trust
                 Company, as Rights Agent, dated as of September 13, 2002, which includes as Exhibit A the Form of Certificate of Vote of the Series B Junior Participating Preferred Stock, as Exhibit B the
                 Form of Rights Certificates and as Exhibit C the Summary of
                 Rights to Purchase Preferred Stock, incorporated herein by reference to the Company's Current Report on Form 8-K filed
                 September 16, 2002.

(d)(8)           Employment Agreement by and between the Company and Stephen C.
                 Farrell dated September 1, 2000, incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(9) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated April 16,
                 2001, incorporated herein by reference to the Company's Annual
                 Report on Form 10-K for the fiscal year ended March 31, 2001.

(d)(10) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated September 24,
                 2001, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended September
                 30, 2001.

(d)(11) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated October 12,
                 2001, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended September
                 30, 2001.

(d)(12) Letter Agreement amendment to Employment Agreement by and between the Company and Mr. Stephen C. Farrell dated May 31,
                 2002, incorporated herein by reference to the Company's Annual
                 Report on Form 10-K for the fiscal year ended March 31, 2002.

(d)(13)          Retention Agreement by and between the Company and Stephen C.
                 Farrell dated March 7, 2002, incorporated herein by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(14) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated July 15, 2002, incorporated herein by reference to the Company's Quarterly
                 Report on Form 10-Q for the quarter ended June 30, 2002.

(d)(15) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated February 5,
                 2003, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended December
                 31, 2002.

(d)(16)          Letter Agreement amendment to Employment Agreement by and
                 between the Company and Stephen C. Farrell dated August 29,
                 2003, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

  EXHIBIT
  NUMBER         DESCRIPTION
  -------        -----------

(d)(17) Letter Agreement amendment to Retention Agreement by and between the Company and Stephen C. Farrell dated November 3,
                 2003, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended December
                 31, 2003.

(d)(18) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated November 3,
                 2003, incorporated herein by reference to the Company's
                 Quarterly Report on Form 10-Q for the quarter ended December
                 31, 2003.

(d)(19)          Employment Agreement by and between the Company and William B.
                 Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                 March 31, 2004.

(d)(20)          Retention Agreement by and between the Company and William B.
                 Eck dated March 1, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended
                 March 31, 2004.

(d)(21) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated January 30,
                 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(22) Letter Agreement amendment to Employment Agreement by and between the Company and Stephen C. Farrell dated May 17, 2004, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

(d)(23)          Employment Agreement by and between the Company and Patrick T.
                 Ryan dated September 27, 2004, incorporated herein by reference to the Company's Current Report on Form 8-K filed October 1,
                 2004.

(d)(24)          Retention Agreement by and between the Company and Patrick T.
                 Ryan dated September 27, 2004, incorporated herein by reference to the Company's Current Report on Form 8-K filed October 1,
                 2004.

(d)(25)          Employment Agreement by and between the Company and Keith W.
                 Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                 2005.

(d)(26)          Retention Agreement by and between the Company and Keith W.
                 Jones dated February 9, 2005, incorporated herein by reference to the Company's Current Report on Form 8-K filed February 14,
                 2005.

(d)(27) Restricted Stock Agreement by and between the Company and Patrick T. Ryan dated March 18, 2005.*

(g)              Not applicable.

(h)              Not applicable.


*                Previously filed on Schedule TO on May 26, 2005.

**               Filed herewith.

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